United States securities and exchange commission logo





                              January 14, 2022

       Steve Berman
       Chief Executive Officer
       On4 Communications, Inc.
       44 West 44th Street
       New York, NY 10036

                                                        Re: On4 Communications,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed January 5,
2022
                                                            File No. 024-11747

       Dear Mr. Berman:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 1-A

       Cover Page

   1. Please revise the cover page to disclose the voting power held by Steve Berman, the Chief
                                                        Executive Officer. We
note that Mr. Berman owns 25 million shares of Series A
                                                        Preferred Stock which
entitles him to 5,000 votes per share and has voting control of the company.
       Exhibits

   2. In response to prior comment 5, you indicate that the articles of incorporation and bylaws were previously filed.
Please revise to indicate the prior filings in which the articles of incorporation and
bylaws were filed or provide a hyperlink.

              We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared
 Steve Berman
On4 Communications, Inc.
January 14, 2022
Page 2

to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNameSteve Berman
                                                            Division of
Corporation Finance
Comapany NameOn4 Communications, Inc.
                                                            Office of
Technology
January 14, 2022 Page 2
cc:       Matheau Stout, Esq.
FirstName LastName